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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-11671

First Century Bankshares, Inc.

(Exact name of registrant as specified in its charter)

500 Federal Street, Bluefield, West Virginia 24701 (304) 325-8181

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

First Century Bankshares, Inc., $1.25 Par Value Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. The Registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to its shares of common stock.

Approximate number of holders of record as of the certification or notice date:  413

Pursuant to the requirements of the Securities Exchange Act of 1934, First Century Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 26, 2012	By:	/s/ Frank W. Wilkinson, President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC2069(02-08)